[CELULARITY LETTERHEAD]

Celularity Inc.

170 Park Ave
Florham Park, New Jersey 07932

August 11, 2021

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Celularity Inc. Registration Statement on Form S-1 File No. 333-258600

Ladies and Gentlemen:

Celularity Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on August 12, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Yvan Claude Pierre and Yoon-jee Kim of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Yvan Claude Pierre of Cooley LLP, counsel to the Registrant, at (212) 479-6721, or in his absence, Yoon-jee Kim at (212) 479-6792.

Very truly yours,

CELULARITY INC.

By:	/s/ David Beers
Name:	David Beers
Title:	Chief Financial Officer

cc:	Keary Dunn, Celularity Inc.

David Beers, Celularity Inc.

Yvan Claude Pierre, Cooley LLP